EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Nine Months Ended September 30, 2017
Earnings:
Income before equity in income of unconsolidated entities and income taxes	$57,522
Gain on sales of real estate	5,438
Fixed charges (from below)	62,464
Amortization of capitalized interest	1,968
Distributed income of equity investees	1,122
Subtract:
Capitalized interest (from below)	(4,197)
Preferred distributions of other consolidated entities	(12)
Total earnings	$124,305

Fixed charges:
Interest expense	$57,772
Capitalized interest (internal and external)	4,197
Interest included in rental expense	483
Preferred distributions of other consolidated entities	12
Total fixed charges	$62,464

Ratio of earnings to fixed charges	1.99

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.